FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                        ISIN XS0105518541 / XS0105518624
          EUR368 million 2% Senior Convertible Notes due December 2006

                        ISIN DE0002491255 / US196877AF17
           DM 600 million 2% Senior Convertible Notes Due August 2005

COLT Telecom Group plc (COLT) a leading pan-European provider of business communications solutions and services, confirms as announced on 16 September 2004 that redemption of the above bonds took place on 19 October 2004.

For further information contact:

John Doherty
Director Corporate Communications
Email: jdoherty@colt-telecom.com
Tel: +44 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 20 7863 5314




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 22 October 2004                                COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary